FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     Of the Securities Exchange Act of 1934

                                February 17, 2005

                               INFICON Holding AG

                              INFICON Holding Inc.
                 (Translation of registrant's name into English)

                                  INFICON Inc.

                              Two Technology Place

                          East Syracuse, New York 13057
                    (Address of principal executive offices)

       (Indicate by check market whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F [ ]  Form 40-F [ ]

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                      Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                                 Yes [ ]  No [X]

     INFICON Announces Fourth Quarter and Full Year 2004 Results;
        Company Reports Fourth Quarter Revenue of $47.3 Million

    SYRACUSE, N.Y. & ZURICH, Switzerland--(BUSINESS WIRE)--Feb. 17, 2005--INFICON (SWX Swiss Exchange and NASDAQ: IFCN), a leading manufacturer of vacuum instrumentation and process control software for the semiconductor and vacuum-coating industries and other industrial applications, today announced financial results for the fourth quarter and the full financial year ended December 31, 2004.
    Revenues for the fourth quarter of 2004 were $47.3 million, compared to $44.5 million for the fourth quarter of 2003, representing a 6% increase. On a constant dollar basis, revenues for the quarter were essentially flat. The company reported income from continuing operations of $1.6 million and income of $0.2 million from discontinued operations resulting in net income of $1.8 million ($0.75 per diluted share - $0.08 per ADS). In the fourth quarter of 2003, the company reported net income of $764,000 ($0.33 per diluted share - $0.03 per ADS).
    Revenues for the full year ended December 31, 2004 were $188.1 million compared to $157.6 million for the full year 2003, representing an increase of 19%. On a constant dollar basis, revenues for the period increased 14%. The company reported income from continuing operations of $11.4 million and a loss from discontinued operations of $2.0 million, resulting in net income of $9.4 million ($4.04 per diluted share - $0.40 per ADS). In 2003, INFICON reported revenues of $157.6 million, income from continuing operations of $3.1 million and a loss from discontinued operations of $12.5 million, resulting in a net loss of $9.4 million.
    As of December 31, 2004, the company had $61.2 million in cash and cash equivalents, a 65% increase from 2003, having generated $23.1 million from operations.
    Lukas Winkler, president and chief executive officer, commented, "Our strong fourth-quarter performance was driven by increased sales of FabGuard and in situ metrology products, particularly in Asia, where demand from chip manufacturers rose markedly. Sales of our high-end leak detectors were also strong due to healthy demand from our private label partners in Europe who sell to a broad array of industrial customers. Sales of our Environmental Health & Safety ('EH&S') products showed renewed growth due to increased demand for water and air security applications, although they were less than in last year's fourth quarter. We are pleased that our EH&S products are moving beyond their initial military applications and gaining acceptance worldwide.
    "Looking forward to 2005, we are expecting a year of improved bottom-line profitability, with modest revenue growth due to an environment of relatively weak capital spending in the semi-conductor and other markets. We expect the 300 mm segment of the semiconductor market that INFICON serves to be relatively stronger, and we believe FabGuard Analysis software and our new in situ metrology product, Stiletto Particle Detector, offer significant potential for long-term growth due to the competitive advantages they offer our customers.
    "To improve our operational leverage, we have begun several initiatives to optimize the company's operations and internal systems to maximize our efficiency and profitability. Another goal for this year includes taking full advantage of the expanding new business opportunities in China, which we expect to contribute significantly to our revenues beyond 2005.
    "We are continuing our emphasis on leading edge technology and expect our R&D investment to yield a number of new products over the next few years. All new products are aimed primarily at enabling cost and productivity improvements for our customers.
    "Based on our existing pipeline of opportunities and the current environment in our industries, we expect to generate sales of approximately $49 million in the first quarter of 2005. This guidance is slightly above sales of the first quarter of 2004, which totaled $47.3 million, as well as sales of the quarter just completed. For the period, we expect net income of approximately $2.8 million ($1.20 per diluted share - $0.12 per ADS), which includes certain one-time expenses related to the company's announced delisting from the Nasdaq National Market and termination of its ADR program."
    On February 17, 2005, INFICON announced in an earlier press release it will voluntarily delist its American Depositary Shares from the Nasdaq National Market, effective as of the opening of business on March 21, 2005, and terminate its American Depositary Receipt program, effective on or about March 19, 2005. The company is taking this action as part of its strategy to reduce corporate costs, including costs associated with having a dual listing on the Nasdaq and the SWX Swiss Exchange. The SWX Swiss Exchange listing remains unchanged.

    Media/Analyst Conference and Conference Call Information

    Management will be available for discussion at our Media/Analyst 4Q/YE 2004 Conference on Thursday, February 17, 2005, 09:00 a.m. CET, Rainbow Room, Marriott Hotel Zurich. INFICON will also hold a conference call to discuss its fourth quarter and year end 2004 results and other matters on Thursday, February 17, 2005 at 4:00 p.m. CET/10:00 a.m. ET. To access the conference call, please dial +1.706.634.1033 at least 10 minutes prior to the call. A live webcast of the conference call will also be available in the Investor Relations section of the INFICON Web site, www.inficon.com.
    A telephone replay of the call will be available from 7:00 p.m. CET/1:00 p.m. ET on February 17 through 5:59 a.m. CET February 25/11:59 p.m. ET on February 24. To access the replay, please dial +1.800.642.1687 (international callers dial +1.706.645.9291), conference ID #3453599. An archived replay of the conference webcast also will be available on the INFICON Web site.

    ABOUT INFICON

    INFICON is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and advanced process control software for the semiconductor and vacuum-coating industries and other industrial applications. This analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. INFICON also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response and industrial hygiene markets. Headquartered in Syracuse, New York, INFICON has world-class manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's Web site at www.inficon.com.

    This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward-looking statements can be identified by the use of words such as "may," "believe," "will," "expect," "project," "assume," "estimate," "anticipate," "plan," "continue," "resumes," "opportunity," "potential," "outlook," "forecast" or "guidance." These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2003 and the Company's reports on Form 6-K filed with the Securities and Exchange Commission during 2004. As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                          INFICON Holding AG
                   Consolidated Statements of Income
         (U.S. Dollars in thousands, except per share amounts)
                               (audited)

                               Three Months Ended Twelve Months Ended
                                  December 31,       December 31,
                                  2004      2003      2004      2003
                                  ----      ----      ----      ----

Net sales                      $47,304   $44,549  $188,147  $157,574
Cost of sales                   25,844    24,078   100,603    86,974
                              --------- --------- --------- ---------
Gross profit                    21,460    20,471    87,544    70,600

Research and development         5,427     4,972    20,181    17,939
Selling, general and
 administrative                 13,690    12,749    52,740    46,583
                              --------- --------- --------- ---------
Operating income from
 continuing operations           2,343     2,750    14,623     6,078

Interest expense (income), net     (52)       13       (83)     (170)

Other expense (income), net       (349)       55    (1,415)     (552)
                              --------- --------- --------- ---------
Income from continuing
 operations before income
 taxes                           2,744     2,682    16,121     6,800

Provision for income taxes       1,141     2,522     4,661     3,686
                              --------- --------- --------- ---------
Income from continuing
 operations                      1,603       160    11,460     3,114

Discontinued operations
  Income (loss) from
  operations of discontinued
  operations (less applicable
  income tax (benefit) of
  $(126) in Q4 2004 and
  $(1,049) in Q4 2003 and
  $(1,231) YTD 2004 and
  $(3,537) YTD 2003)               (33)      235    (1,328)   (9,880)

  Income on disposal of
  discontinued operations
  (less applicable income tax
  provision of $20 in Q4 2004
  and $55 in Q4 2003 and
  $1,398 YTD 2004 and $(392)
  YTD 2003)                        185       369      (711)   (2,623)
                              --------- --------- --------- ---------
Income (loss) from
 discontinued operations           152       604    (2,039)  (12,503)

                              --------- --------- --------- ---------
Net income (loss)               $1,755      $764    $9,421   $(9,389)
                              ========= ========= ========= =========

Earnings (loss) per share
Diluted
  Continuing operations          $0.69     $0.07     $4.91     $1.35
  Discontinued operations        $0.07     $0.26    $(0.87)   $(5.40)
                              --------- --------- --------- ---------
  Total                          $0.75 *   $0.33     $4.04    $(4.06)*

Basic
  Continuing operations          $0.69     $0.07     $4.95     $1.35
  Discontinued operations        $0.07     $0.26    $(0.88)   $(5.40)
                              --------- --------- --------- ---------
  Total                          $0.76     $0.33     $4.07    $(4.06)*

Earnings (loss) per ADS
(10 ADS : 1 Share)
Diluted
  Continuing operations          $0.07     $0.01     $0.49     $0.14
  Discontinued operations        $0.01     $0.03    $(0.09)   $(0.54)
                              --------- --------- --------- ---------
  Total                          $0.08     $0.03     $0.40    $(0.41)*

Basic
  Continuing operations          $0.07     $0.01     $0.50     $0.14
  Discontinued operations        $0.01     $0.03    $(0.09)   $(0.54)
                              --------- --------- --------- ---------
  Total                          $0.08     $0.03     $0.41    $(0.41)*

Shares used to compute net
 income per share

Diluted                          2,326     2,333     2,333     2,315
Basic                            2,316     2,315     2,316     2,315

* figures do not total due to rounding


                          INFICON Holding AG
                      Consolidated Balance Sheets
                      (U.S. Dollars in thousands)
                               (audited)

                                             December 31, December 31,
                                                2004         2003
                                                ----         ----
Assets

Current assets:
Cash and cash equivalents                      $61,164      $37,074
Trade accounts receivable, net                  19,998       22,197
Accounts receivable - affiliates                   735           94
Inventories, net                                21,029       19,395
Deferred tax assets                              2,650        3,161
Other current assets                             3,177        2,950
                                              ----------   ----------
Total current assets                           108,753       84,871

Property plant and equipment, net               22,779       22,398
Intangibles, net                                 1,334        1,526
Deferred tax assets                             37,134       39,293
Other assets                                     2,165        2,586
                                              ----------   ----------
Total non current assets                        63,412       65,803

Total assets                                  $172,165     $150,674
                                              ==========   ==========

Liabilities and stockholders' equity

Current liabilities:
Trade accounts payable                          $6,092       $5,918
Accounts payable - affiliates                      268          193
Accrued liabilities                             15,081       12,911
Income taxes payable                             1,617          962
Deferred tax liabilities                         1,005          545
                                              ----------   ----------
Total current liabilities                       24,063       20,529

Deferred tax liabilities                           550          479
Other liabilities                                5,248        3,907
                                              ----------   ----------
Total non current liabilities                    5,798        4,386

Total liabilities                               29,861       24,915

Stockholders' equity                           142,304      125,759
                                              ----------   ----------
Total liabilities and stockholders' equity    $172,165     $150,674
                                              ==========   ==========


                          INFICON Holding AG
                 Consolidated Statements of Cash Flow
                            (In thousands)
                               (audited)

                                                   Twelve Months Ended
                                                      December 31,
                                                       2004      2003
                                                       ----      ----
Cash flows from operating activities:
 Net income (loss)                                   $9,421   $(9,389)
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                       4,863     5,222
  Gain on receipt and sale of marketable securities  (1,038)        -
  Impairment of long lived assets                       363     7,370
  Deferred taxes                                      3,713        60
  Changes in operating assets and liabilities:
   Trade accounts receivable                          2,451    (4,481)
   Inventories                                         (341)    2,317
   Other assets                                         895     1,833
   Accounts payable                                     (43)     (813)
   Accrued liabilities                                1,590    (1,918)
   Income taxes payable                                 591    (2,022)
   Other liabilities                                    657     2,711
                                                    --------  --------
Net cash provided by operating activities            23,122       890

Cash flows from investing activities:
 Purchases of property, plant and equipment          (3,745)   (4,109)
 Purchase of Sentex Systems, Inc.                         -    (1,500)
 Proceeds from sale of marketable securities          1,038         -
                                                    --------  --------
Net cash (used in) investing activities              (2,707)   (5,609)

Payments on notes receivable from officers                -       208
Proceeds from exercise of stock options                  34         -
                                                    --------  --------
Net cash provided by financing activities                34       208
                                                    --------  --------
Effect of exchange rate changes on cash and cash
 equivalents                                          3,641     3,739
                                                    --------  --------
Increase (decrease) in cash and cash equivalents     24,090      (772)
Cash and cash equivalents at beginning of period     37,074    37,846
                                                    --------  --------
Cash and cash equivalents at end of period          $61,164   $37,074
                                                    ========  ========


    CONTACT: Corporate Contact
             INFICON
             Betty Ann Kram, 315-434-1122
             BettyAnn.Kram@inficon.com
              OR
             European Contact
             sensus pr GmbH
             Bernhard Schweizer, +41-43-366-5511
             bschweizer@sensus.ch
              OR
             North American Contact
             Lippert/Heilshorn & Associates, Inc.
             Jody Burfening/Harriet Fried, 212-838-3777 jbs@lhai.com

The announcement attached as Exhibit A was published in Switzerland on February 17, 2005 in accordance with the rules of the SWX Swiss Stock Exchange.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: February 17, 2005                      INFICON Holding AG


                                             By: /s/ Peter G. Maier
                                                 -------------------------------
                                                 Name:  Peter G. Maier
                                                 Title: Vice President and
                                                        Chief Financial Officer